Exhibit 99.1

Heritage Commerce Corp Earnings Increase 41% to $3.1 Million for the First Quarter of 2014 from the First Quarter of 2013

San Jose, CA – April 24, 2014 – **Heritage Commerce Corp (Nasdaq: HTBK)**, the holding company (the "Company") for Heritage Bank of Commerce (the "Bank"), today reported that net income increased 41% to $3.1 million, or $0.10 per average diluted common share, for the first quarter of 2014, compared to $2.2 million, or $0.07 per average diluted common share, for the first quarter of 2013, and decreased 8% compared to $3.4 million, or $0.10 per average diluted common share, for the fourth quarter of 2013. All results are unaudited.

"After delivering three consecutive years of profitability, this quarter's results continue to demonstrate that our growth strategies are working," said Walter Kaczmarek, President and Chief Executive Officer. "Anchored by continued strong credit quality performance, solid loan production, a steady inflow of core deposits, and an improved net interest margin, we are beginning to generate operating leverage, as well. The economy in the San Francisco Bay Area is also healthy, which has contributed to strong financial results and created new lending opportunities."

"This year will mark our 20th anniversary, and we are very optimistic about the future of our Company. With the support of the many local businesses, communities, our shareholders, Board of Directors and employees, we have created a vibrant franchise," added Mr. Kaczmarek. "As a result of another solid quarter of performance, the Board of Directors of Heritage Commerce Corp announced a $0.04 per share quarterly cash dividend to holders of common stock and Series C preferred stock (on an as converted basis). The dividend will be paid on May 28, 2014, to shareholders of record May 7, 2014."

First Quarter 2014 Highlights (as of, or for the period ended March 31, 2014, except as noted):

◆ Diluted earnings per share increased 43% to $0.10 for the first quarter of 2014, compared to $0.07 per diluted share for the first quarter of 2013, and equal to the fourth quarter of 2013.

◆ Net interest income increased 10% to $13.3 million for the first quarter of 2014, compared to $12.2 million for the first quarter of 2013, and increased 2% from $13.0 million for the fourth quarter of 2013, driven primarily by loan growth and increases in core deposits.

◆ The fully tax equivalent ("FTE") net interest margin increased 34 basis points to 4.05% for the first quarter of 2014, from 3.71% for the first quarter of 2013, and increased 25 basis points from 3.80% for the fourth quarter of 2013, reflecting a lower cost of funds, loan growth, and higher yields on securities.

◆ The yield on the loan portfolio was 4.86% for the first quarter of 2014, compared to 5.13% for the first quarter of 2013, and 4.79% for the fourth quarter of 2013. The yield on the loan portfolio for the first quarter of 2014 included approximately $270,000 of interest recovered on a loan that was previously placed on nonaccrual status. Excluding this past due interest recovered, the loan yield and net interest margin (FTE) for the first quarter of 2014 would have been 4.74% and 3.97%, respectively.

◆ Loans (excluding loans-held-for-sale) increased 17% to $941.8 million at March 31, 2014, compared to $801.9 million at March 31, 2013, and increased 3% from $914.9 million at December 31, 2013.

◆ Credit quality remained favorable as nonperforming assets declined to $11.4 million, or 0.77% of total assets, at March 31, 2014, compared to $17.4 million, or 1.26% of total assets, at March 31, 2013, and $12.4 million, or 0.83% of total assets, at December 31, 2013.

◆ Classified assets, net of Small Business Administration ("SBA") guarantees, decreased 35% to $20.2 million at March 31, 2014, from $31.2 million at March 31, 2013, and decreased 15% from $23.6 million at December 31, 2013.

◆ Net charge-offs totaled $337,000 for the first quarter of 2014, compared to net recoveries of $315,000 for the first quarter of 2013, and net charge-offs of $166,000 for the fourth quarter of 2013.

◆ There was a $10,000 credit to the provision for loan losses for the first quarter of 2014, no provision for the first quarter of 2013, and a $12,000 credit to the provision for loan losses for the fourth quarter of 2013.

◆ The allowance for loan losses ("ALLL") was 2.00% of total loans at March 31, 2014, compared to 2.41% at March 31, 2013, and 2.09% at December 31, 2013.

◆ Deposits totaled $1.26 billion at March 31, 2014, compared to $1.17 billion at March 31, 2013, and $1.29 billion at December 31, 2013. Deposits (excluding all time deposits and CDARS deposits) increased $138.3 million or 16% to $992.0 million at March 31, 2014 from $853.7 million at March 31, 2013 and increased $18.4 million or 2% from $973.6 million at December 31, 2013.

◆ Capital ratios exceeded regulatory requirements for a well-capitalized financial institution on a holding company and bank level at March 31, 2014:

Capital Ratios	Heritage Commerce Corp	Heritage Bank of Commerce	Well-Capitalized Financial Institution Regulatory Guidelines
Total Risk-Based	15.4%	14.2%	10.0%
Tier 1 Risk-Based	14.2%	13.0%	6.0%
Leverage	11.9%	10.9%	5.0%

Operating Results

Net interest income increased 10% to $13.3 million for the first quarter of 2014, compared to $12.2 million for the first quarter of 2013, and increased 2% from $13.0 million for the fourth quarter of 2013, primarily due to higher average loan balances and a lower cost of funds.

The net interest margin (FTE) expanded 34 basis points to 4.05% for the first quarter of 2014, from 3.71% for the first quarter of 2013, and increased 25 basis points from 3.80% for the fourth quarter of 2013. Excluding approximately $270,000 of past due interest recovered from a loan previously placed on nonaccrual status, the net interest margin (FTE) for the first quarter of 2014 would have been 3.97%. The increase in the first quarter of 2014 from the comparable periods was primarily due to a lower cost of funds, higher yields on securities, and a higher mix of loans within earning assets.

Overall favorable credit quality led to a $10,000 credit to the provision for loan losses for the first quarter of 2014. There was no provision for loan losses in the first quarter of 2013, and the credit to the provision for loan losses was $12,000 for the fourth quarter of 2013. Net charge-offs totaled $337,000 for the first quarter of 2014, compared to net recoveries of $315,000 for the first quarter 2013, and net charge-offs of $166,000 for the fourth quarter of 2013.

Noninterest income increased 21% to $2.0 million for the first quarter of 2014, compared to $1.7 million for the first quarter of 2013, primarily due to a loan prepayment penalty of approximately $100,000 and higher service charges. As a result of higher gains on sales of SBA loans and sales of securities, and a loan prepayment penalty, noninterest income increased 6% for the first quarter of 2014, from $1.9 million for the fourth quarter of 2013.

Total noninterest expense for the first quarter of 2014 declined to $10.7 million, from $10.8 million for the first quarter of 2013, and increased from $10.2 million for the fourth quarter of 2013. The decrease in noninterest expense in the first quarter of 2014, compared to the first quarter of 2013, was primarily due to lower professional fees. The increase in noninterest expense in the first quarter of 2014, compared to the fourth quarter of 2013, was primarily due to increased compensation expenses, which is consistent with cyclical salary and employee benefits expense in prior years. Full-time equivalent employees were 195, 188, and 193 at March 31, 2014, March 31, 2013, and December 31, 2013, respectively.

Income tax expense for the first quarter of 2014 was $1.6 million, compared to $855,000 for the first quarter of 2013, and $1.4 million for the fourth quarter of 2013. The effective tax rate for the first quarter of 2014 increased to 34%, compared to 28% for the first quarter of 2013, and 30% for the fourth quarter of 2013, primarily as a result of reduced income tax credits. The difference in the effective tax rate for the periods reported, compared to the combined Federal and state statutory tax rate of 42%, is primarily the result of the Company's investment in life insurance policies whose earnings are not subject to taxes, tax credits related to investments in low income housing limited partnerships, and tax-exempt interest income earned on municipal bonds. The Company has net investments of $1.0 million in low-income housing limited partnerships as of March 31, 2014, generating annualized tax credits of approximately $412,000 for the first quarter of 2014, compared to annualized tax credits of approximately $727,000 for the first quarter of 2013. The Company had California Enterprise Zone annualized tax savings of approximately $162,000 for the first quarter of 2013. The California state legislature eliminated the Enterprise Zone tax deductions beginning January 1, 2014.

The efficiency ratio for the first quarter of 2014 was 69.92%, compared to 78.03% for the first quarter of 2013, and 68.05% for the fourth quarter of 2013. The decrease in the efficiency ratio in the first quarter of 2014 compared to the first quarter of 2013 was primarily due to higher net interest income and noninterest income, while holding noninterest expense flat. The increase in the efficiency ratio in the first quarter of 2014 compared to the fourth quarter of 2013 was primarily due to higher compensation and benefits costs.

Balance Sheet Review, Capital Management and Credit Quality

Total assets were $1.47 billion at March 31, 2014, compared to $1.38 billion March 31, 2013, and $1.49 billion at December 31, 2013.

The investment securities available-for-sale portfolio totaled $262.4 million at March 31, 2014, compared to $346.8 million at March 31, 2013, and $280.1 million at December 31, 2013. At March 31, 2014, the securities available-for-sale portfolio was comprised of $161.2 million agency mortgage-backed securities (all issued by U.S. Government sponsored entities), $53.1 million of corporate bonds, $27.3 million of asset-backed securities, and $20.8 million of single entity issue trust preferred securities. The pre-tax unrealized gain on securities available-for-sale at March 31, 2014 was $294,000, compared to a pre-tax unrealized gain on securities available-for-sale at March 31, 2013 of $9.6 million, and a pre-tax unrealized loss on securities available-for-sale at December 31, 2013 of ($2.4) million.

At March 31, 2014, investment securities held-to-maturity totaled $95.5 million, compared to $68.3 million at March 31, 2013, and $95.9 million at December 31, 2013. At March 31, 2014, the securities held-to-maturity portfolio, at amortized cost, was comprised of $80.0 million tax-exempt municipal bonds and $15.5 million agency mortgage-backed securities.

Loans, excluding loans held-for-sale, increased 17% to $941.8 million at March 31, 2014, from $801.9 million at March 31, 2013, and increased 3% from $914.9 million at December 31, 2013. The loan portfolio remains well-diversified with commercial and industrial ("C&I") loans accounting for 41% of the loan portfolio at March 31, 2014. Commercial and residential real estate loans accounted for 46% of the total loan portfolio, of which 48% were owner-occupied by businesses. Consumer and home equity loans accounted for 8% of total loans, and land and construction loans accounted for the remaining 5% of total loans at March 31, 2014. C&I line usage was 36% at March 31, 2014, compared to 36% at March 31, 2013, and 41% at December 31, 2013.

The yield on the loan portfolio was 4.86% for the first quarter of 2014, compared to 5.13% for the same period in 2013, and 4.79% for the fourth quarter of 2013. Excluding approximately $270,000 of past due interest recovered from a loan previously placed on nonaccrual status, the loan yield for the first quarter of 2014 would have been 4.74%.

"We remain focused on maintaining a moderate credit risk profile, evidenced by our nonperforming assets declining again year-over-over and on a linked quarter basis," added Mr. Kaczmarek. Nonperforming assets ("NPAs") decreased to $11.4 million, or 0.77% of total assets, at March 31, 2014, compared to $17.4 million, or 1.26% of total assets, at March 31, 2013, and $12.4 million, or 0.83% of total assets, at December 31, 2013. The following is a breakout of NPAs at March 31, 2014:

NONPERFORMING ASSETS

(in $000's, unaudited)	Balance	% of Total
Commercial real estate loans	$ 3,227	29%
SBA loans	3,064	27%
Land and construction loans	1,718	15%
Commercial and industrial loans	815	7%
Home equity and consumer loans	722	6%
Foreclosed assets	551	5%
Restructured and loans over 90 days past due and accruing	1,278	11%
	$ 11,375	100%

At March 31, 2014, the $11.4 million of NPAs included $599,000 of loans guaranteed by the SBA and $458,000 of restructured loans still accruing interest income. Foreclosed assets were $551,000 at March 31, 2014, compared to $738,000 at March 31, 2013, and $575,000 at December 31, 2013.

Classified assets (net of SBA guarantees) decreased 35% to $20.2 million at March 31, 2014, from $31.2 million at March 31, 2013, and decreased 15% from $23.6 million at December 31, 2013.

The following table summarizes the allowance for loan losses:

ALLOWANCE FOR LOAN LOSSES (in $000's, unaudited)	For the Quarter Ended:		
	March 31, 2014	December 31, 2013	March 31, 2013
Balance at beginning of period	$ 19,164	$ 19,342	$ 19,027
Provision (credit) for loan losses during the period	(10)	(12)	-
Net (charge-offs) recoveries during the period	(337)	(166)	315
Balance at end of period	$ 18,817	$ 19,164	$ 19,342
Total loans	$ 941,759	$ 914,913	$ 801,925
Total nonperforming loans	$ 10,824	$ 11,818	$ 16,664
Allowance for loan losses to total loans	2.00%	2.09%	2.41%
Allowance for loan losses to total nonperforming loans	173.85%	162.16%	116.07%

The allowance for loan losses was 2.00% of total loans at March 31, 2014, compared to 2.41% at March 31, 2013, and 2.09% at December 31, 2013. The decrease in the allowance for loan losses to total loans at March 31, 2014, was primarily due to improved risk grading and credit metrics.

Total deposits increased $95.1 million to $1.26 billion at March 31, 2014, from $1.17 billion at March 31, 2013, while brokered deposits decreased $43.3 million during this period. Total deposits decreased $24.2 million at March 31, 2014 from $1.29 billion at December 31, 2013, primarily due to a decrease in brokered deposits of $15.1 million and a decrease of $27.3 million in CDARS deposits, partially offset by an increase in customer deposits. During the fourth quarter of 2013, the Company received $27.5 million in deposits from a law firm which were placed in a CDARS money market account. All of the $27.5 million in deposits from the law firm were withdrawn in January, 2014. Deposits (excluding all time deposits and CDARS deposits) increased $138.3 million or 16% to $992.0 million at March 31, 2014 from $853.7 million at March 31, 2013 and increased $18.4 million or 2% from $973.6 million at December 31, 2013.

The total cost of deposits decreased 4 basis points to 0.17% for the first quarter of 2014, from 0.21% for the first quarter of 2013, and decreased 1 basis point from 0.18% for the fourth quarter of 2013.

Tangible equity was $175.4 million at March 31, 2014, compared to $169.0 million at March 31, 2013 and $171.9 million at December 31, 2013. Tangible book value per common share was $5.91 at March 31, 2014, compared to $5.67 a year ago, and $5.78 at December 31, 2013. There were 21,004 shares of Series C Preferred Stock outstanding at March 31, 2014, March 31, 2013, and December 31, 2013, and the Series C Preferred Stock is convertible into an aggregate of 5.6 million shares of common stock at a conversion price of $3.75, upon a transfer of the Series C Preferred Stock in a widely dispersed offering. Pro forma tangible book value per common share, assuming the Company's outstanding Series C Preferred Stock was converted into common stock, was $5.49 at March 31, 2014, compared to $5.29 a year ago, and $5.38 at December 31, 2013.

Accumulated other comprehensive loss was ($2.5) million at March 31, 2014, compared to accumulated other comprehensive income of $1.4 million a year ago, and accumulated other comprehensive loss of ($4.0) million at December 31, 2013. The unrealized gain (loss) on securities available-for-sale included in other comprehensive income was an unrealized gain of $171,000, net of taxes, at March 31, 2014, compared to an unrealized gain of $5.6 million, net of taxes, at March 31, 2013, and an unrealized loss of ($1.4) million, net of taxes, at December 31, 2013. The components of other comprehensive loss, net of taxes, at March 31, 2014 include the following: an unrealized gain on available-for-sale securities of $171,000; the remaining unamortized unrealized gain on securities available-for-sale transferred to held-to-maturity of $457,000; a liability adjustment on split dollar insurance contracts of ($1.9) million; a liability adjustment on the supplemental executive retirement plan of ($2.2) million; and an unrealized gain on interest-only strip from SBA loans of $966,000.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Los Altos, Los Gatos, Morgan Hill, Pleasanton, Sunnyvale, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender with an additional Loan Production Office in Lincoln, California. For more information, please visit www.heritagecommercecorp.com.

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including, the allowance for loan losses; (2) continued delay in the pace of economic recovery and continued stagnant or decreasing employment levels; (3) changes in the financial performance or condition of the Company's customers, or changes in the performance or creditworthiness of our customers' suppliers or other counterparties, which could lead to decreased loan utilization rates, delinquencies, or defaults and could negatively affect our customers' ability to meet certain credit obligations; (4) volatility in credit and equity markets and its effect on the global economy; (5) changes in consumer spending, borrowings and saving habits; (6) competition for loans and deposits and failure to attract or retain deposits and loans; (7)the ability to increase market share and control expenses; (8) risks associated with concentrations in real estate related loans; (9) other-than-temporary impairment charges to our securities portfolio; (10) an oversupply of inventory and deterioration in values of California commercial real estate; (11) a prolonged slowdown in construction activity; (12) changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (13) the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (14) changes in inflation, interest rates, and market liquidity which may impact interest margins and impact funding sources; (15) our ability to raise capital or incur debt on reasonable terms; (16) regulatory limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (17) the impact of reputational risk on such matters as business generation and retention, funding and liquidity; (18) the impact of cyber security attacks or other disruptions to the Company's information systems and any resulting compromise of data or disruptions in service; (19) the effect of the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations to be promulgated by supervisory and oversight agencies implementing the new legislation, taking into account that the precise timing, extent and nature of such rules and regulations and the impact on the Company are uncertain; (20) the impact of revised capital requirements under Basel III; (21) significant changes in applicable laws and regulations, including those concerning taxes, banking and securities; (22) changes in the competitive environment among financial or bank holding companies and other financial service providers; (23) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (24) the costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; and (25) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Member FDIC

CONSOLIDATED INCOME STATEMENTS (in $000's, unaudited)		For the Quarter Ended:			Percent Change From:	
		March 31, 2014	December 31, 2013	March 31, 2013	December 31, 2013	March 31, 2013
Interest income	$	13,855 $	13,623 $	12,867	2%	8%
Interest expense		521	574	714	-9%	-27%
Net interest income before provision for loan losses		13,334	13,049	12,153	2%	10%
Provision (credit) for loan losses		(10)	(12)	-	17%	N/A
Net interest income after provision for loan losses		13,344	13,061	12,153	2%	10%
Noninterest income:						
Service charges and fees on deposit accounts		620	617	577	0%	7%
Increase in cash surrender value of life insurance		398	414	417	-4%	-5%
Servicing income		348	365	365	-5%	-5%
Gain on sales of SBA loans		157	76	136	107%	15%
Gain on sales of securities		50	-	31	N/A	61%
Other		444	426	137	4%	224%
Total noninterest income		2,017	1,898	1,663	6%	21%
Noninterest expense:						
Salaries and employee benefits		6,243	5,803	6,011	8%	4%
Occupancy and equipment		945	961	1,068	-2%	-12%
Professional fees		586	604	982	-3%	-40%
Other		2,960	2,804	2,720	6%	9%
Total noninterest expense		10,734	10,172	10,781	6%	0%
Income before income taxes		4,627	4,787	3,035	-3%	52%
Income tax expense		1,551	1,433	855	8%	81%
Net income		**3,076**	**3,354**	**2,180**	-8%	41%
Dividends on preferred stock		(224)	(168)	-	33%	N/A
Net income available to common shareholders		2,852	3,186	2,180	-10%	31%
Undistributed earnings allocated to Series C Preferred Stock		(315)	(420)	(382)	-25%	-18%
Distributed and undistributed earnings allocated to common shareholders	$	2,537 $	2,766 $	1,798	-8%	41%
PER COMMON SHARE DATA						
(unaudited)						
Basic earnings per share	$	0.10 $	0.10 $	0.07	0%	43%
Diluted earnings per share	$	0.10 $	0.10 $	0.07	0%	43%
Weighted average shares shares outstanding - basic		26,359,825	26,346,977	26,329,343	0%	0%
Weighted average shares shares outstanding - diluted		26,483,088	26,407,574	26,378,457	0%	0%
Common shares outstanding at period-end		26,370,510	26,350,938	26,333,368	0%	0%
Pro forma common shares outstanding at period-end, assuming Series C preferred stock was converted into common stock		31,971,510	31,951,938	31,934,368	0%	0%
Book value per share	$	5.96 $	5.84 $	5.75	2%	4%
Tangible book value per share	$	5.91 $	5.78 $	5.67	2%	4%
Pro forma tangible book value per share, assuming Series C preferred stock was converted into common stock	$	5.49 $	5.38 $	5.29	2%	4%
KEY FINANCIAL RATIOS						
(unaudited)						
Annualized return on average equity		7.10%	7.74%	5.20%	-8%	37%
Annualized return on average tangible equity		7.16%	7.81%	5.26%	-8%	36%
Annualized return on average assets		0.86%	0.89%	0.61%	-3%	41%
Annualized return on average tangible assets		0.86%	0.89%	0.61%	-3%	41%
Net interest margin		4.05%	3.80%	3.71%	7%	9%
Efficiency ratio		69.92%	68.05%	78.03%	3%	-10%
AVERAGE BALANCES						
(in $000's, unaudited)						
Average assets	$	1,458,875 $	1,489,600 $	1,442,928	-2%	1%
Average tangible assets	$	1,457,391 $	1,488,001 $	1,440,974	-2%	1%
Average earning assets	$	1,361,923 $	1,388,239 $	1,341,337	-2%	2%
Average loans held-for-sale	$	3,296 $	4,942 $	3,255	-33%	1%
Average total loans	$	927,042 $	881,830 $	794,876	5%	17%
Average deposits	$	1,250,128 $	1,282,358 $	1,227,146	-3%	2%
Average demand deposits - noninterest-bearing	$	428,944 $	437,661 $	461,108	-2%	-7%
Average interest-bearing deposits	$	821,184 $	844,697 $	766,038	-3%	7%
Average interest-bearing liabilities	$	821,242 $	844,771 $	775,402	-3%	6%
Average equity	$	175,773 $	171,952 $	169,883	2%	3%
Average tangible equity	$	174,289 $	170,353 $	167,929	2%	4%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)		End of Period:			Percent Change From:	
		March 31, 2014	December 31, 2013	March 31, 2013	December 31, 2013	March 31, 2013
ASSETS						
Cash and due from banks	$	30,666 $	20,158 $	19,779	52%	55%
Federal funds sold and interest-bearing deposits in other financial institutions		54,333	92,447	57,090	-41%	-5%
Securities available-for-sale, at fair value		262,375	280,100	346,800	-6%	-24%
Securities held-to-maturity, at amortized cost		95,548	95,921	68,283	0%	40%
Loans held-for-sale - SBA, including deferred costs		2,894	3,148	4,394	-8%	-34%
Loans:						
Commercial		390,650	393,074	356,688	-1%	10%
Real estate:						
Commercial and residential		436,562	423,288	361,340	3%	21%
Land and construction		42,889	31,443	24,611	36%	74%
Home equity		56,289	51,815	45,347	9%	24%
Consumer		15,829	15,677	14,036	1%	13%
Loans		942,219	915,297	802,022	3%	17%
Deferred loan fees		(460)	(384)	(97)	20%	374%
Total loans, net of deferred fees		941,759	914,913	801,925	3%	17%
Allowance for loan losses		(18,817)	(19,164)	(19,342)	-2%	-3%
Loans, net		922,942	895,749	782,583	3%	18%
Company owned life insurance		50,055	50,012	48,774	0%	3%
Premises and equipment, net		7,186	7,240	7,632	-1%	-6%
Intangible assets		1,412	1,527	1,882	-8%	-25%
Accrued interest receivable and other assets		42,699	45,330	46,347	-6%	-8%
Total assets	$	1,470,110 $	1,491,632 $	1,383,564	-1%	6%
LIABILITIES AND SHAREHOLDERS' EQUITY						
Liabilities:						
Deposits:						
Demand, noninterest-bearing	$	440,864 $	431,085 $	397,198	2%	11%
Demand, interest-bearing		198,141	195,451	169,681	1%	17%
Savings and money market		352,977	347,052	286,784	2%	23%
Time deposits - under $100		20,669	21,646	23,835	-5%	-13%
Time deposits - $100 and over		195,769	195,005	189,779	0%	3%
Time deposits - brokered		40,440	55,524	83,763	-27%	-52%
CDARS - money market and time deposits		13,135	40,458	15,850	-68%	-17%
Total deposits		1,261,995	1,286,221	1,166,890	-2%	8%
Subordinated debt		-	-	9,279	N/A	-100%
Accrued interest payable and other liabilities		31,298	32,015	36,560	-2%	-14%
Total liabilities		1,293,293	1,318,236	1,212,729	-2%	7%
Shareholders' Equity:						
Series C preferred stock, net		19,519	19,519	19,519	0%	0%
Common stock		132,631	132,561	131,998	0%	0%
Retained earnings		27,143	25,345	17,901	7%	52%
Accumulated other comprehensive income (loss)		(2,476)	(4,029)	1,417	39%	-275%
Total shareholders' equity		176,817	173,396	170,835	2%	4%
Total liabilities and shareholders' equity	$	1,470,110 $	1,491,632 $	1,383,564	-1%	6%

	End of Period:			Percent Change From:	
	March 31, 2014	December 31, 2013	March 31, 2013	December 31, 2013	March 31, 2013
CREDIT QUALITY DATA					
(in $000's, unaudited)					
Nonaccrual loans - held-for-investment	$ 9,546	$ 11,326	16,115	-16%	-41%
Restructured and loans over 90 days past due and still accruing	1,278	492	549	160%	133%
Total nonperforming loans	10,824	11,818	16,664	-8%	-35%
Foreclosed assets	551	575	738	-4%	-25%
Total nonperforming assets	$ 11,375	$ 12,393	$ 17,402	-8%	-35%
Other restructured loans still accruing	$ -	$ -	$ 1,717	N/A	-100%
Net charge-offs (recoveries) during the quarter	$ 337	$ 166	$ (315)	103%	207%
Provision (credit) for loan losses during the quarter	$ (10)	$ (12)	$ -	-17%	N/A
Allowance for loan losses	$ 18,817	$ 19,164	$ 19,342	-2%	-3%
Classified assets*	$ 20,198	$ 23,631	$ 31,228	-15%	-35%
Allowance for loan losses to total loans	2.00%	2.09%	2.41%	-4%	-17%
Allowance for loan losses to total nonperforming loans	173.85%	162.16%	116.07%	7%	50%
Nonperforming assets to total assets	0.77%	0.83%	1.26%	-7%	-39%
Nonperforming loans to total loans	1.15%	1.29%	2.08%	-11%	-45%
Classified assets* to Heritage Commerce Corp Tier 1 capital plus allowance for loan losses	11%	13%	17%	-15%	-35%
Classified assets* to Heritage Bank of Commerce Tier 1 capital plus allowance for loan losses	11%	14%	18%	-21%	-39%
OTHER PERIOD-END STATISTICS					
(in $000's, unaudited)					
Heritage Commerce Corp:					
Tangible equity	$ 175,405	$ 171,869	$ 168,953	2%	4%
Tangible common equity	$ 155,886	$ 152,350	$ 149,434	2%	4%
Shareholders' equity / total assets	12.03%	11.62%	12.35%	4%	-3%
Tangible equity / tangible assets	11.94%	11.53%	12.23%	4%	-2%
Tangible common equity / tangible assets	10.61%	10.22%	10.82%	4%	-2%
Loan to deposit ratio	74.62%	71.13%	68.72%	5%	9%
Noninterest-bearing deposits / total deposits	34.93%	33.52%	34.04%	4%	3%
Total risk-based capital ratio	15.4%	15.3%	16.7%	1%	-8%
Tier 1 risk-based capital ratio	14.2%	14.0%	15.5%	1%	-8%
Leverage ratio	11.9%	11.2%	11.5%	6%	3%
Heritage Bank of Commerce:					
Total risk-based capital ratio	14.2%	13.9%	15.9%	2%	-11%
Tier 1 risk-based capital ratio	13.0%	12.6%	14.6%	3%	-11%
Leverage ratio	10.9%	10.1%	10.9%	8%	0%

*Net of SBA guarantees

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)	For the Quarter Ended March 31, 2014			For the Quarter Ended March 31, 2013		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross[1]	$ 930,338	$ 11,139	4.86%	$ 798,131	$ 10,089	5.13%
Securities - taxable	272,291	2,170	3.23%	385,707	2,462	2.59%
Securities - tax exempt[2]	95,708	778	3.30%	40,552	382	3.82%
Federal funds sold and interest-bearing deposits in other financial institutions	63,586	40	0.26%	116,947	68	0.24%
Total interest earning assets[2]	1,361,923	14,127	4.21%	1,341,337	13,001	3.93%
Cash and due from banks	24,731			23,555		
Premises and equipment, net	7,236			7,521		
Intangible assets	1,484			1,954		
Other assets	63,501			68,561		
Total assets	$ 1,458,875			$ 1,442,928		
Liabilities and shareholders' equity:						
Deposits:						
Demand, noninterest-bearing	$ 428,944			$ 461,108		
Demand, interest-bearing	199,405	77	0.16%	164,402	59	0.15%
Savings and money market	337,582	151	0.18%	283,229	120	0.17%
Time deposits - under $100	21,167	17	0.33%	24,596	23	0.38%
Time deposits - $100 and over	194,807	159	0.33%	190,273	203	0.43%
Time deposits - brokered	49,065	116	0.96%	92,063	219	0.96%
CDARS - money market and time deposits	19,158	1	0.02%	11,475	1	0.04%
Total interest-bearing deposits	821,184	521	0.26%	766,038	625	0.33%
Total deposits	1,250,128	521	0.17%	1,227,146	625	0.21%
Subordinated debt	-	-	N/A	9,279	88	3.85%
Short-term borrowings	58	-	0.00%	85	1	4.77%
Total interest-bearing liabilities	821,242	521	0.26%	775,402	714	0.37%
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	1,250,186	521	0.17%	1,236,510	714	0.23%
Other liabilities	32,916			36,535		
Total liabilities	1,283,102			1,273,045		
Shareholders' equity	175,773			169,883		
Total liabilities and shareholders' equity	$ 1,458,875			$ 1,442,928		
Net interest income[2] / margin		13,606	4.05%		12,287	3.71%
Less tax equivalent adjustment[2]		(272)			(134)	
Net interest income		$ 13,334			$ 12,153	

[1]Includes loans held-for-sale. Yield amounts earned on loans include loan fees and costs. Nonaccrual loans are included in average balance.
[2]Reflects tax equivalent adjustment for tax exempt income based on a 35% tax rate.